July 27, 2010

VIA Certified Mail/Return Receipt
FAX #703-813-6984 and EDGAR

Ms. Cicely LaMothe
Accounting Branch Chief
Division of Corporation Finance
Office of Real Estate and Business Services
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:          Capital Realty Investors, Ltd. (the “Registrant” or the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-Q for the Fiscal Quarter Period Ended March 31, 2010
File No. 000-11149

    Dear Ms. LaMothe:

I am writing in response to your letter of July 1, 2010 concerning comments of the Commission with respect to the Form 10-K for fiscal year ended December 31, 2009 and the Form 10-Q for the quarterly  period ended March 31, 2010 filed by the above-listed Registrant.  Pursuant to telephone conversations between Yolanda Crittendon of your office and both Randy Lee and Margaret Eck of the Registrant’s office  on July 14, 2010 and July 26, 2010, the Registrant was given through July 30, 2010 to respond to your July 1, 2010 letter.

The Commission's comments are set forth in boldface type below for your convenience.

Form 10-K

Financial Statements and Footnotes

Note 1 – Summary of Significant Accounting Policies

C – Investments in and Advances to Partnerships, page IV-10

1.
We note as of December 31, 2009 and 2008, the partnership’s share of cumulative losses for four of the Local Partnerships exceeded the amount of your investments in those local partnerships.  To enhance the transparency of you disclosure, please confirm in future filings that you will identify those Local Partnerships where the carrying amount has been reduced to zero and the equity method has been suspended.

    Ms. Cicely LaMothe
    July 27, 2010

    We confirm that in future filings we will identify by name those Local Partnerships where the carrying amount has been reduced to zero and the equity method has been suspended.

Exhibits 31.2 and 31.2

2.
We have noted that your 302 certifications omit the introductory language in paragraph 4 referring to internal control over financial reporting.  Please file an amendment to the Form 10-K for the year ended December 31, 2009 and the Form 10-Q for the quarter ended March 31, 2010 that includes the entire periodic report and  new corrected certifications.  To the extent you are not required to file an amendment to comply with other comments issued in this letter, you are permitted to file an abbreviated amendment permitted that consists of cover page, explanatory note, signature page and paragraphs 1, 2, 4, and 5 of the certification.

In response to your comment on our certifications in Exhibits 31.1 and 31.2 as they relate to references to internal control over financial reporting, we are filing corrected certifications by amendment on Form 10-K/A for the year ended December 31, 2009 and Form 10-Q/A for the quarter ended March 31, 2010, wherein will provide the required introductory language in paragraph 4.

Exhibit 32

3.
We note that your 906 certification incorrectly makes reference to the wrong report.  It currently makes reference to the Form 10-K for the year ended December 31, 2009 for Capital Realty Investors-III Limited Partnership as oppose to Capital Realty Investors, Ltd.  Please amend your filing in its entirety to include a corrected 906 certification as well as updated 302 certifications.

    In response to your comment on our certification in Exhibit 32, we are filing corrected certifications by amendment on Form 10-K/A for the year ended December 31, 2009 and Form 10-Q/A for the quarter ended March 31, 2010

Form 10-Q for the Quarter ended March 31, 2010

Controls and Procedures, page 15

4.
We note your principal executive officer and principal financial officer have concluded that as of December 31, 2009, your disclosure controls and procedures were effective.  Clarify whether your certifying officers have reached a conclusion that your disclosure controls and procedures are effective as of March 31, 2010.

Ms. Cicely LaMothe
July 27, 2010

    We confirm that our principal executive officer and principal financial officer have concluded that the Company’s disclosure controls and procedures were effective as of March 31, 2010. We are filing a corrected certification by amendment on Form 10-Q/A for the quarter ended March 31, 2010, which will include a correction to the inadvertent reference to December 31, 2009.

    In responding to the Commission's comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    If you have any further questions or comments, please feel free to communicate with me or, in my absence, with Margaret Eck of this office, who is General Counsel for the Registrant’s Managing General Partner.

Yours truly,

/s/ H. William Willoughby

H. William Willoughby
Principal Financial Officer